Filed by Sanofi-Synthélabo
Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of 1933, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: June 23, 2004

     On June 23, 2004, various Sanofi-Synthelabo executives presented the following materials in French (with simultaneous English translation) at the Annual General Meeting of Sanofi-Synthelabo shareholders. The materials were also made available for download on Sanofi-Synthelabo’s website.

     In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a prospectus and a prospectus supplement relating to the revised offer, and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and has also filed with the SEC a Statement on Schedule TO. Investors and holders of Aventis securities are strongly advised to read the registration statement and the prospectus and prospectus supplement relating to the revised offer, the Statement on Schedule TO, and any other relevant documents filed with the SEC, as well as any amendments and supplements because they contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the prospectus, the prospectus supplement relating to the revised offer and related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov. The prospectus, the prospectus supplement relating to the revised offer and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.

* * * *

General Meeting of Sanofi-Synthelabo's Shareholders

# Important Information

In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a prospectus, a prospectus supplement relating to the revised offer and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and Sanofi-Synthélabo has also filed a Statement on Schedule TO with the SEC. **Investors and holders of Aventis securities are strongly advised to read the registration statement, the prospectus, the prospectus supplement, the related exchange offer materials and the Statement on Schedule TO, and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information.** Investors and holders of Aventis securities may obtain free copies of the registration statement, the prospectus, the prospectus supplement, the related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov. The prospectus, the prospectus supplement and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus supplement (*note d'information complémentaire*), which has been granted *visa* number 04-384 by the *Autorité des marchés financiers* ("AMF") and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9 and to the recommendation statement (*note d'information en réponse*) of Aventis which has been granted *visa* number 04-510.

The public offer to holders of Aventis ordinary shares located in Germany (the "German Offer") is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Grüneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthélabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments and supplements thereto, issued in Germany.

© Sanofi-Synthélabo - Annual General Meeting - June 2004

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Important Information The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the three offers will expire at the same time. This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthelabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthelabo expects to send to holders of Aventis securities. The Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Important Information Forward-Looking Statements This communication contains forward-looking information and statements about Sanofi-Synthelabo, Aventis and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although Sanofi- Synthelabo's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Aventis securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthelabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Sanofi-Synthelabo and Aventis, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus/offer to exchange included in the registration statement on Form F-4 that Sanofi-Synthelabo has filed with the SEC (File no: 333- 112314). Except as required by applicable law, Sanofi-Synthelabo does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and prospectus/offer to exchange and other public documents filed with the SEC in the manner described above. Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthelabo with the SEC at www.sec.gov and may obtain a free copy of the Reference Document filed with the AMF on April 2, 2004 N° 04-0391 and other documents filed with the AMF at www.amf-france.org. Copies of these documents may also be obtained for free directly from Sanofi-Synthelabo on our web site at: www.sanofi-synthelabo.com.

Explanatory Notes Developed Sales. When we refer to "developed sales" of a product, we mean consolidated sales, excluding sales of products to our alliance partners, but including those that are made through our alliances and which are not included in our consolidated sales. These alliances are with Bristol-Myers Squibb on Plavix(r)/Iscover(r) (clopidogrel) and Aprovel(r)/Avapro(r)/Karvea(r) (irbesartan), with Fujisawa on Stilnox (r)/Myslee(r) (zolpidem), and with Organon on Arixtra(r) (fondaparinux). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales. We believe that developed sales are useful measurement tool because they demonstrate trends in the overall presence of our products in the market. Comparable Sales. When we refer to the change in our sales on a "comparable" basis, we mean that we exclude the impact of exchange rate fluctuations and changes in Group structure (acquisitions and divestitures of entities and rights to products as well as change in the consolidation percentage for consolidated entities). For any two periods, we exclude the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period. We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition. Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

Shareholders survey before the Annual General Meeting Methodology : 55,300 questionnaires sent. Around 1,200 answers received Topics by descending order of interest:

Shareholders survey before the Annual General Meeting Other items evoked: Offer for Aventis "What are the synergies between Sanofi-Synthelabo and Aventis?" "What will be the impact of Aventis merger on the research and development?" "How the offer for Aventis will be financed? " "What will be the social consequences of the merger?" Plavix? "Can we be confident in the validity of the Plavix(r) patent ?" "Would you give us additional information about the US Plavix(r) patent case? What would be the potential impacts?" Stock price performance "The Sanofi-Synthelabo stock is decreasing sharply while Aventis stock is taking off. Is there a threat to record a capital loss?" The health care reform "Will the welfare system deficit have potential consequences? Is there a risk for Sanofi-Synthelabo?" "In case of more constrained reimbursement, for instance linked to demonstrated efficacy, what would be the impact for Sanofi-Synthelabo?"

Jean-Francois DEHECQ Chairman & C.E.O.

Once again 2003 has been a very good year Very strong growth on a comparable basis Consolidated sales : +15.6% Developed sales : +20.4% Very strong growth(1) across all regions: Europe : +10.4% - above the market U.S.A. : +32.9% - best performance in the sector Rest of the world: +13.1% - significantly above the market (1) Changes on a comparable basis Confirmed in Q1 2004 Consolidated sales : +18.4% Developed sales : +27.1%

Once again, very strong EPS(1) growth in 2003 1999 2000 2001 2002 2003 Est 0.85 1.31 1.88 2.42 2.94 (1) Before exceptional items and goodwill amortization (2) Compound Annual Growth Rate EPS(1) growth +21.5% in 2003 +36.4% per year(2)

Once again very strong EPS(1) growth in 2003 Accompanied by a strong increase in R&D expenses +14.7% (on a comparable basis) Without including any capital gains on product disposals Despite unfavorable currency effect EPS(1) growth would have been +35.5% on a comparable basis (1) Before exceptional items and goodwill amortization

Sanofi-Synthelabo: Innovative and productive R&D providing a basis for sustainable growth 56 molecules under development, of which 25 in phase II and III Positive results of 5 phase III trials announced at the beginning of 2004, heralding the arrival of new potential blockbusters: ACOMPLIA(tm) (rimonabant), for obesity and smoking cessation, with potential for becoming preferred treatment for patients with cardio-vascular risk factors AMBIEN(r) CR (zolpidem MR), for sleeping disorders DRODENARONE, for atrial fibrillation Positive results of 2 phase II trials, announced at the beginning of 2004: SAREDUTANT, for major depressive disorders SR 121463, a pure aquaretic compound Favourable evolution of the early stage portfolio

Stock Performance up to June 18th 2004 Daily stock price Base 100 as of Dec. 30th 1999

Operations Hanspeter SPEK Executive Vice President Operations

Maintaining double digit growth across all regions Year 2003 Consolidated Sales Developed Sales Europe 4,693 + 10.4% 4,839 + 11.5 % USA 1,912 + 32.9% 3,992 + 35.4 % Other countries 1,443 + 13.1% 1,729 + 16.7 % Total 8,048 10,560 Eur m. Change Eur m. Change Developed Sales include 100% of sales from agreements with BMS, Fujisawa and Organon Changes on a comparable basis + 15.6% + 20.4%

Growing faster than the markets 4 years of double digit growth(2) Increasing the gap More than twice the market in 2003 Growth leader US: strongest amongst TOP20 Europe: strongest amongst TOP10 Consistently outperforming the worldwide market(3) Sanofi-Synthelabo Developed Sanofi-Synthelabo Consolidated Market 2000 0.158 0.104 0.096 2001 0.218 0.166 0.138 2002 0.194 0.134 0.092 2003 0.257 0.194 0.092 2000 2001 2002 2003 Developed sales 2000-2003 Eur m.(1),(2) 2000 2001 2002 2003 Consolidated 5963 6488 7448 8048 Developed 7508 8746 9585 10560 +15.6% +20.4% Internal data (2) Growth on a comparable basis (3) IMS/GERS WW = USA (10 channels except for 2000 : 8 channels) + Europe (18 countries retail) + Japan (Retail & Hospital)

Europe: a remarkable performance in 2003 Highest growth amongst TOP10 companies within Europe(1) 5 Strategic Products, growing by 27%, generated nearly 2,165 Eur m. in consolidated sales(2) Key affiliates reorganised to sharpen customer focus and enhance sales force productivity (1) IMS/GERS 18 countries Retail MAT Dec-03 (2) Consolidated Sales. Changes on a comparable basis Annual growth amongst TOP10(1) SANOFI-SYNTHELABO NOVARTIS MARKET JOHNSON & JOHNSON PFIZER ROCHE AVENTIS ASTRAZENECA BRISTOL-MYERS SQB. GLAXOSMITHKLINE MERCK & CO Est 0.12 0.1 0.09 0.08 0.08 0.08 0.04 0.03 0.03 0.02 0.02 Consolidated Sales Eur Bn.(2) Consolidated sales and Growth 2003 Eur m.(2) 3.6 3.9 4.3 4.7 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 2000 2001 2002 2003 Xatral(r) Eloxatine(r) Aprovel(r) Plavix(r) 2003 185 301 575 975 2002 161 219 475 725 +35.2% +21.6% +38.7% +16.4%

USA: Strong growth in 2003 Thanks to a strong market presence, sales have doubled in three years Top 4 products lead the success Highest growth among TOP20 (1) Internal data. Changes on a comparable basis (2) IMS/GERS 18 countries Retail MAT Dec-03 Internal Sales, Eur bn.(1) 2000 2001 2002 2003 0,0 0,5 1,0 1,5 2,0 2,5 3,0 3,5 4,0 4,5 +35.4% 2.2 3.1 3.5 4.0 0.9 1.1 1.7 1.9 Developed Consolidated +32.9% Leader one year after launch PLAVIX(r) AMBIEN(r) APROVEL(r) Internal Developed Sales 0.38 0.11 0.3 IMS demand 0.39 0.23 0.25 ELOXATINE(r) Top products growth, 2003 (1,2) SANOFI-SYNTHELABO IMS Consolidated SANOFI-SYNTHELABO IMS Developed AMGEN NOVARTIS EISAI ROCHE BOEHRINGER INGEL ABBOTT JOHNSON & JOHNSON TAKEDA AVENTIS LILLY SCHERING AG TOTAL USA MARKET Est 0.4 0.38 0.35 0.23 0.22 0.16 0.16 0.14 0.13 0.13 0.12 0.12 0.11 0.11 Highest growth among TOP20(2)

MARKET SANOFI-SYNTHELABO 0.11 0.15 Rest of the World: Double digit growth across all regions Asia (excl. Japan): accelerating growth Africa: solid growth within complex and contrasted environment Latin America: affiliates reshuffling completed, well positioned to capture growth opportunities Eastern Europe: strong development driven by an increased and adapted promotional investment strategy Consolidated sales 2003(1) 2003 Performance(2) (excl. Japan) Asia-ME (excl. Japan) LatAm Africa Eastern Europe 2002 344 242 188 107 2003 501 282 208 135 (Eur m.) +22% +17% +10% +26% (1) Consolidated internal sales. Changes on a comparable basis. (2) IMS Retail Latin America (7 countries) + Africa (3 countries) + Middle East (3 countries) + Asia- Australasia (3 countries)

Top products, lead the growth in 2003 (1) Changes on a comparable basis 2003 Developed Sales, in €m (1) The top 10 products of Sanofi-Synthelabo grew 26.9% in 2003(1) Sales of Strategic Products have doubled since 2000

2001 2002 2003 Other Products 2.595 2.592 2.528 5 Strategic Products 1.287 1.712 2.165 Dynamic management of mature products 0.0 1.0 2.0 3.0 4.0 5.0 USA EUROPE RoW 5 Strategic Products Other Products Strong adaptation to local markets Increase the share of strategic products, while pursuing efforts on other products Internal Developed Sales Internal Consolidated Sales. Changes on a comparable basis Adaptation to local markets - 2003 sales Eur Bn.(1) European portfolio structure Eur m.(2) Rest of the portfolio Strategic Products +33% +27% 96% 4% 52% 48% 55% 45%

2002 AMGEN 30.6% J&J 18.6% NOVARTIS 15.4% SANOFI-SYNTHELABO 13.4% AVENTIS 13.2% BOEHRINGER ING. 12.6% PFIZER 11.7% EISAI 11.5% One of the best track record in the Industry (1) IMS MIDAS : WORLD = USA (10 channels except for 2000 : 8 channels) + EUROPE (18 retail countries) + Japan (R+H) Solid basis for strong growth Double digit growth companies within TOP20(1) 2000 TAKEDA 26.6% EISAI 20.8% MERCK & CO 19.6% J&J 16.4% GSK 13.1% PFIZER 12.8% AMGEN 12.6% AVENTIS 12.5% BMS 12.0% WYETH 11.6% LILLY 10.5% SANOFI-SYNTHELABO 10.4% ASTRAZENECA 10.0% 2001 J&J 25.5% WYETH 24.2% EISAI 19.4% TAKEDA 18.7% MERCK & CO 18.3% AVENTIS 18.3% SANOFI-SYNTHELABO 16.6% PFIZER 16.6% AMGEN 16.2% GSK 16.1% SCHERING AG 15.9% BOEHRINGER ING. 15.2% ASTRAZENECA 15.0% ABBOTT 11.3% LILLY 11.2% NOVARTIS 10.5% BMS 10.4% 2003 AMGEN 36.0% SANOFI-SYNTHELABO 19.4% NOVARTIS 17.5% BOEHRINGER ING. 13.4% EISAI 13.0% J&J 12.9% ABBOTT 12.0% ROCHE 11.8% LILLY 11.7% TAKEDA 10.0%

Consolidated sales (1): € 2,193 m + 18.4% Developed sales (1): € 2,826 m + 27.1% Consolidated sales by region Europe: + 10.9 % USA: + 34.2 % Rest of the World: + 25.7 % A promising first quarter 2004... (1) Sales Q1 2004. Changes on a comparable basis (1) Sales Q1 2004. Changes on a comparable basis (1) Sales Q1 2004. Changes on a comparable basis (1) Sales Q1 2004. Changes on a comparable basis (1) Sales Q1 2004. Changes on a comparable basis Consolidated sales by product Top 10 products: + 26.5 % Rest of portfolio: + 3.4 % Eloxatine(r) Stilnox(r) Aprovel(r) Plavix(r) Consolidated Sales, Eur m. 256 345 188 394 Developed Sales, Eur m. 324 884 (+63.4%) (+39.2%) (+20.4%) (+16.8%) (+16.6%) (+53.3%)

Finance Marie-Helene LAIMAY Senior Vice President Chief Financial Officer

1999 2000 2001 2002 2003 Chiffre d'affaires 100 111.5 121.3 139.2 150.4 Marge brute 100 117.2 135.7 157.3 171.6 Resultat operationnel 100 162.4 216.9 269.2 316.7 Resultat net* 100 153.8 220.2 281.3 331 BNPA* 100 154.1 221.2 284.7 345.9 120% increase in net result*/sales ratio A profitable growth EPS* increases 3.5 times in 4 years *Before exceptional items and goodwill amortization Sales Gross profit Operating profit Net result* EPS*

Strong consolidated sales growth* Growth on a comparable basis: +15.6% Impact of changes in group structure: -0.3% Currency impact: -7.2% Growth on a reported basis: +8.1% * on a comparable basis Consolidated Sales In million euros 2001 2002 2003 Est 6488 7448 8048 +14.8% (+12.8%*) +8.1% (+15.6%*)

Improvement of 3 percentage points in Operating Profit to 38.2% of sales Operating Profit In million euros 2001 2002 2003 Est 2106 2614 3075 +24.1% +17.6% 32.5% of sales 38.2% of sales 35.1% of sales A balanced geographic spread of Operating Profit* Europe U.S.A Autres pays CA 1874 2025 561 USA 2,025 Eur m. + 13.7% 45% 13% 42% Other Countries 561 Eur m. + 7.5% Europe 1,874 m Eur m. + 14.8% * 4,460 Eur m. (excluding non-allocated expenditure: 1,385 Eur m.)

Improvement of 2.1 percentage points in Net Profit(1) to 25.7% of sales At 2002 exchange rates, 2003 Net Profit(2): +31.5% Net Profit(1) In million euros 2001 2002 2003 Est 1376 1758 2069 +27.8% +17.7% 21.2% of sales 25.7% of sales 23.6% of sales Net Profit(2) 2003: 2,076 Eur m. +18.0% Before exceptional items and goodwill amortization Net Profit Attributable to the Group

EPS* growth superior to our guidance: + 21.5% EPS before exceptional items and goodwill amortization: 2.94 euros +21.5% (at 2002 exchange rates +35.5%) EPS: 2.95 euros +21.9% Earning Per Share* In euros 2001 2002 2003 Est 1.88 2.42 2.94 +28.7% +21.5% *Before exceptional items and goodwill amortization

Net dividend per share (in euro): a payout ratio around 35% 2000 2001 2002 Proposed for 2003 Payout Ratio* 34% 35% 35% 35% * Based on net income before exceptional items and goodwill amortization +50% +21% +27% 0.44 1.02 0.84 0.66

Increase of Free Cash Flow: +300 Eur m. (1) Authorized by the AGMs of May 29th 2002 and May 19th 2003 (2) Excluding treasury shares held as part of stock options plans Net Cash on hand as of December 31st 2003: 2.4 Eur Bn.(2) Free Cash Flow generated in 2003 before Share Buy Back Program: 1,303 Eur m. Share Buy Back Program(1) in 2003: 20 million shares for 1,017 Eur m.

Share Capital as of December 31st 2003 Share Capital Voting Rights Total L'Oreal Actions auto detenues Salaries Public Est 0.244 0.195 0.068 0.011 0.482 Total L'Oreal Salaries Public Est 0.3504 0.2809 0.0146 0.3541 L'Oreal Total L'Oreal Total Public Employees Public Employees Treasury shares

2004 Outlook in stand-alone(1) A similar level of consolidated sales growth, on a comparable basis, to that achieved in 2003 At an exchange rate of 1 euro per 1.25 dollar, an increase in earnings per share of around 15%, before exceptional items and goodwill amortization (Sensitivity of this growth rate is 1.2% for a 3 cents change in the euro/dollar exchange) Excluding acquisition of Aventis and change in group structure (including the January 7th 2004 agreement with Organon to acquire all of Organon interests relating to Arixtra, idraparinux and other oligosaccharides) and barring major adverse events

Gerard LE FUR Senior Executive Vice President Scientific Affairs Research & Development

Research & Development A research focused on 4 therapeutic areas Cardiovascular / Thrombosis Central Nervous System Oncology Internal Medicine A diversified research approach A well balanced R&D portfolio: 56 projects in development, 25 of which are in advanced phases (Phases II and III) An international development Resources allocated to R&D More than 6,800 employees A 2003 budget over EUR 1.3 bn, growing by 8%

A balanced R&D portfolio Basis of sustained growth 56 compounds under development 25 compounds in phases II and III 31 compounds in preclinical and phase I

R&D Achievements in 2003 Seven submissions Arixtra(r) in VTE treatment Eloxatin(r) in advanced colorectal cancer: 2nd line (Europe) - 1st line (US) - adjuvant treatment in colon cancer (Europe) Xatral(r) OD in Acute Urinary Retention adjuvant therapy (Europe) Aprovel(r)/Avapro(r) Reduced Mass Tablets (Europe, US) Depakine(r) Chronosphere Sachets in epilepsy and bipolar disorders (Europe) Six registrations Arixtra(r) in long-term prevention of VTE in hip fracture patients Eloxatin(r) in all stages of metastatic colorectal cancer (Europe) Uroxatral(r) in the treatment of the signs/symptoms of benign prostatic hyperplasia (US) Xatral(r) OD in Acute Urinary Retention adjuvant therapy (Europe) Avapro(r) Reduced Mass Tablets (US) Depakine(r) Chronosphere in bipolar disorders (Europe)

Seven major clinical trial results

- 5 positive phase III results
  - EURIDIS - dronedarone
  - ADONIS - dronedarone
  - ZOLADULT - AMBIEN® CR (zolpidem MR)
  - STRATUS US - ACOMPLIA™ (rimonabant)
  - RIO-Lipids - ACOMPLIA™ (rimonabant)
- 2 positive phase IIb results
  - Saredutant (SR 48968) in Major Depressive Disorders
  - SR 121463 - V2 Receptor Antagonist in SIADH

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AMBIEN(r)CR - New formulation of Zolpidem AMBIEN(r) CR : a new formulation of zolpidem (Ambien(r) /Stilnox(r)) offering specific advantages Decreasing the duration and the number of awakening during the 2nd part of the night without modifying latency to sleep without increasing next day residual effects which is the major advantage of zolpidem. US dossier filed in June 2004

Dronedarone - Positive results of phase III studies EURIDIS and ADONIS Dronedarone is highly effective in both pivotal Phase III studies for atrial fibrillation Dronedarone is effective on all recurrences of atrial fibrillation including symptomatic ones Overall incidence of adverse events with dronedarone is similar to that observed with placebo Efficacy and safety data are consistent across the two Phase III studies

ACOMPLIA(tm) (rimonabant)- Phase III program Seven studies including > 13,000 patients RIO Program in Obesity (> 6 600 patients enrolled) Two studies (RIO-North America and RIO-Europe) assessing weight decrease Two studies (RIO-Lipids and RIO-Diabetes) assessing specific co- morbidity factors STRATUS Program in Smoking Cessation (> 6 500 patients enrolled) Two studies (STRATUS US and STRATUS Europe) assessing ACOMPLIA(tm) in smoking cessation One study (STRATUS worldwide) assessing ACOMPLIA(tm) in smoking cessation maintenance Filing H1 2005

ACOMPLIA(tm) (rimonabant): Positive results of RIO-LIPIDS and STRATUS US These results demonstrate the central and peripheral role of the CB1 receptor in the regulation of human metabolism ACOMPLIA(tm), the first CB1 receptor antagonist (CB1A), due to its effects on obesity, glyco-lipidic profile and smoking cessation is likely to become a cornerstone in the management of patients with cardiovascular risk factors

Sanofi-Synthelabo's Offer for Aventis Jean-Francois DEHECQ Chairman & C.E.O.

Sanofi-Synthelabo developed sales Sanofi-Synthelabo IMS sales Aventis IMS sales Sales (€ bn)(1) (1) Based on IMS data for 2003 Setting the Scene: Sanofi-Synthelabo and Aventis in the Global Pharmaceutical Industry (IMS Sales)

Sanofi-Synthelabo Aventis 2003 Sales 2003 Net income margin(1) Market capitalisation: As of January 21st, 2004(3) As of June 18th, 2004(4) Headcount Main therapeutic categories €8.0 bn consolidated €10.5 bn developed €17.8 bn consolidated €16.8 bn in core business(2) 25.7% 17.4% for core business(2) €40 bn €41 bn Around 33,000 Around 66,000(5) Cardiovascular, thrombosis, central nervous system, oncology, internal medicine Thrombosis, allergy, oncology, cardiovascular, diabetes, vaccines Combining Sanofi-Synthelabo and Aventis... (1) Net income before exceptional items and goodwill amortisation Prescription drugs and human vaccines, as well as Aventis 50% stake in Merial and its corporate activities Based on non diluted share capital (excluding treasury shares) and on the average closing prices of Sanofi- Synthelabo's and Aventis shares, weighted by volumes, during the month ended 21 January 2004 (inclusive) Based on non diluted share capital (excluding treasury shares) and on Sanofi-Synthelabo's and Aventis closing share prices as of 18 June, 2004 (5) As of 31 December 2003 (excluding Aventis Behring) €36 bn €49 bn

Note: Global R&D budget of €4.2 bn proforma 2003 consolidated for core business €25 bn proforma 2003 consolidated sales for core business 5.6% world market share R&D budget among top 3 in world Group headquarters in France, important operations in Germany and the US, and a direct presence in Japan ....To Create n°1 Pharmaceutical Group in Europe, n°3 in the World

With Strong Geographical Positions North America N°9 €7.8bn(1) 4% Market Share Western Europe N°1 €10.1bn 10% Market Share Latin America N°2 €0.9bn 7% Market Share Japan N°14 €1.0bn 2% Market Share Eastern Europe N°2 €0.5bn 7% Market Share Africa/Middle East N°1 €0.6bn 9% Market Share South-East Asia/Australia N°3 €0.9bn 5% Market Share Note: Sales, ranks and market shares are based on IMS data for 2003 (1) North American developed sales were €10.1bn, based on IMS sales data for 2003

Well established in key therapeutic categories: cardiovascular/thrombosis, oncology, diabetes, CNS, internal medicine, vaccines Sanofi-Synthelabo's strengths: R&D productivity Broad-based R&D pipeline with potential major launches Capacity to manage mature products and to achieve strong growth in all regions Aventis' strengths: Significant R&D resources Product life-cycle management (LCM) expertise Large US sales infrastructure Direct presence in Japan Leverage Complementary Strengths

A Large Portfolio of High-Growth Drugs Growth rate(1) Sales 2003 (€bn)(1) (1) Based on IMS data for 2003 (2) IMS consolidated sales of €bn 0.9 and growth of 43% (3) IMS consolidated sales of €bn 0.6 and growth of 27% (3) 10 products ^ € 500 M (2)

Cost synergies resulting mainly from optimized structures Sales synergies mainly generated by improved growth from Aventis' products on markets outside of the US Restructuring costs (non-recurring) of approximately €2bn before tax Annual Pre-tax Synergies Efficient Integration Translating into Significant Synergies 1.0 1.6 0.2 0.5 1.0 1.5 2.0 2004 2005 2006 10% 60% 100% (€bn) 1,25

Share Capital after settlement of the offer(1) Including treasury shares and assuming 100% of Aventis shares are tendered into the offer Share Capital Voting Rights Total L'Oreal Kuwait Petroleum Actions auto detenues Salaries Public Est 0.127 0.102 0.064 0.05 0.023 0.634 Total L'Oreal Kuwait Petroleum Salaries Public Est 0.214 0.172 0.054 0.023 0.537 L'Oreal Total Total Public Public Employees L'Oreal Kuwait Petroleum Kuwait Petroleum Employees Treasury shares Current Sanofi-Synthelabo's shareholders should hold approximately 51% of the share capital of the enlarged group

Improved offer, launched in France, USA and Germany. Sanofi-Synthelabo offers after adjustment for the Aventis 2003 dividend(1) : 5 Sanofi-Synthelabo shares, dividend attached(2) + 115.08 € in cash in exchange for 6 Aventis shares ("Standard Entitlement"), or 1.16 Sanofi-Synthelabo shares, dividend attached(2), in exchange for each Aventis shares ("All Stock Election"), or 68.11 € in cash for each Aventis shares ("All Cash Election") The Aventis shareholders will be able to elect one or a combination of the above elections, subject to proration and allocation adjustments that will ensure that, in the aggregate, 71.84% of the Aventis shares tendered into the offer will be exchanged for Sanofi-Synthelabo shares and 28.16% will be exchanged for cash. An Offer recommended by Aventis' Supervisory Board (1) €0.82 per Aventis share (2) Former Aventis shareholders will be entitled to receive the annual dividend of €1.02 that is paid by Sanofi-Sythelabo with respect to Sanofi-Sythelabo's 2003 results

Approval of the resolution for issuance of new Sanofi-Synthelabo shares in exchange of Aventis shares. Subject to obtaining more than 50% (+1 share) of Aventis share capital and voting rights. Terms of the improved offer, adjusted for Aventis dividend(1) (1) €0.82 per Aventis share

The cash portion of the offer consideration is estimated at € 15.5 bn(1). A syndicated loan facility of € 16 bn has been put in place to finance the cash component of the Offer. Financial flexibility is preserved. Acquisition debt reimbursed within a 5-year period through internal free cash flow generation. Sanofi-Synthelabo intends to seek a public rating from the credit rating agencies shortly after the acquisition. Financing the offer Assuming 100% of existing Aventis shares are tendered into the offer (without taking into consideration Aventis options)

Sanofi-Aventis' Supervisory Board 17 members, including Jean-Francois Dehecq as Chairman and CEO - 8 members nominated by Aventis, including a German Vice Chairman of the Board. - 8 members nominated by Sanofi-Synthelabo. In addition to the 3 existing specialised committees (Audit, Compensations, Scientific), creation of a Strategic Committee. Subject to approval by the shareholders of Sanofi-Synthelabo and to the completion of the offer:

Sanofi-Synthelabo's improved offer for Aventis An offer respecting the interests of Sanofi-Synthelabo shareholders An attractive offer for Aventis shareholders A transaction expected to be EPS accretive (based on adjusted net income) for the Sanofi-Synthelabo shareholders as soon as 2004 ??? Transaction should create value for all shareholders of the new group

Ensure rapid integration of teams and operations under a strong, committed, supportive management Enhance sales from the existing portfolio, with major products in fast growing therapeutic categories Focus R&D resources on most promising projects Leverage sales and marketing resources to support existing products as well as expected product launches To Create Additional Value

Questions & Answers

General Meeting of Sanofi-Synthelabo's Shareholders

Sanofi-Aventis' management committee Chaired by Jean-Francois Dehecq, Chairman and CEO Management committee Gerard Le Fur, Senior Executive Vice-President, Scientific and Medical Operations Hanspeter Spek Pharmaceutical Operations Tim Rothwell USA Pascal Soriot USA Commercial operations Gilles Brisson Europe (except France and Germany) Christian Lajoux France Heinz-Werner Meier Germany Bernard Reculeau Intercontinental James Mitchum Japan Pierre Chancel International Marketing Jean-Claude Armbruster Human Relations Nicole Cranois Communication Thomas Hofstaetter Business Development Jean-Claude Leroy Finance Gilles Lhernould Industrial Operations Dirk Oldenburg Legal Affairs Philippe Peyre Corporate Affairs David Williams Vaccines Independent function: Audit and evaluation of internal control, Marie-Helene Laimay

General Meeting of Sanofi-Synthelabo's Shareholders